Kevin Frank To Call Writer Directly: +1 312 862 3373 kevin.frank@kirkland.com	333 Wolf Point Plaza Chicago, IL 60654 United States +1 312 862 2000 www.kirkland.com	Facsimile: +1 312 862 2200

August 19, 2024

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Shane Callaghan

Perry Hindin

Re:	PowerSchool Holdings, Inc.

Schedule 13E-3 filed July 23, 2024

File No. 005-93350

Preliminary Information Statement on Schedule 14C filed July 23, 2024

File No. 001-40684

Ladies and Gentlemen:

On behalf of PowerSchool Holdings, Inc., (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated August 11, 2024, with respect to the above-referenced Preliminary Information Statement on Schedule 14C (File No. 001-40684) filed by the Company with the Commission on July 23, 2024 (the “Information Statement”) and the Schedule 13E-3 (File No. 005-93350) filed by the Company et al. with the Commission on July 23, 2024 (the “Schedule 13E-3”).

In addition, the Information Statement and the Schedule 13E-3 have been revised in response to the Staff’s comments, and Amendment No. 1 to the Information Statement (the “Amended Information Statement”) and Amendment No. 1 to the Schedule 13E-3 (the “Amended 13E-3”) are being concurrently filed with this letter, which reflect these revisions and certain other updated information.

For the Staff’s convenience, the Staff’s comments are set forth below in italicized text followed in each case by the Company’s response. Unless otherwise indicated, page numbers in the text of the responses contained in this letter correspond to the page numbers in the Amended Information Statement and capitalized terms used herein have the meaning assigned to them in the Amended Information Statement.

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Securities and Exchange Commission

August 19, 2024

Schedule 13E-3 and Preliminary Information Statement on Schedule 14C, each filed July 23, 2024

General

1.

In your response letter, please explain why Parent, Merger Sub, BCPE Polymath Intermediate, LLC, BCPE Polymath Topco, LP, and Bain are not affiliates of PowerSchool engaged directly or indirectly in the Rule 13e-3 transaction, and should not be listed as signatories to the Schedule 13E-3 signature page and included as filing persons. For guidance, refer to Questions 101.02, 201.01, 201.05, and 201.06 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, available at http://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm. We may have further comment.

Response

In response to Staff’s comment, the Company has revised relevant disclosures throughout the Amended Information Statement and the Amended Schedule 13E-3 to include Parent, Merger Sub, BCPE Polymath Intermediate, LLC and BCPE Polymath Topco, LP, as well as BCPE Polymath Topco GP, LLC, Bain Capital Fund XIII, L.P., Bain Capital XIII General Partner, LLC and Bain Capital Investors, LLC. The Company has been advised, however, that Bain (i.e., Bain Capital Private Equity, LP) is not an affiliate of the Company engaged, directly or indirectly, in the Rule 13e-3 transaction.

As set forth in Question 201.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, “Rule 13e-3 requires that each issuer and affiliate engaged, directly or indirectly, in a going private transaction file a Schedule 13E-3 and furnish the required disclosures.” As further provided by the guidance, this analysis requires consideration of “(1) whether the entities or persons are ‘affiliates’ of the issuer within the scope of Rule 13e-3(a)(1); and, (2) whether those affiliates are deemed to be engaged, either directly or indirectly, in the going private transaction.” An entity or person who is both an affiliate of the issuer within the scope of Rule 13e-3(a)(1) and engaged, directly or indirectly, in the Rule 13e-3 transaction would be subject to the requirement to file a Schedule 13E-3 pursuant to Rule 13e-3(d).

The Bain Filing Parties have advised the Company that Bain Capital Private Equity, LP is not an affiliate of the Company within the scope of Rule 13e-3(a)(1). Rule 13e-3(a)(1) defines an “affiliate” of an issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” Bain Capital Private Equity, LP is an investment adviser to funds that, following the closing of the Merger, will be invested in the Company through the Bain Filing Parties. Bain Capital Private Equity, LP does not control the Bain Filing Parties. Rather, the Bain Filing Parties are controlled by Bain Capital Investors, LLC in its capacity as the ultimate general partner of the Bain Filing Parties. The Company also confirms that Bain Capital Private Equity, LP does not otherwise control the Company, by contract or otherwise, nor is it controlled by or under common control with the Company. Because Bain Capital Private Equity, LP is not an affiliate of the Company, it is not required to file a Schedule 13E-3 pursuant to Rule 13e-3(d), without regard to whether it is engaged in the Rule 13e-3 transaction.

2.

We note the disclosure on page 7 of the information statement defining Vista as “certain entities affiliated with Vista Equity Partners Management, LLC” and Onex as “certain entities affiliated with Onex Corporation.” Please revise to clarify which entities are covered by these defined terms, such that all entities affiliated with Vista Equity Partners Management, LLC and Onex Corporation that are filing persons are providing the disclosure required by Schedule 13E-3.

Response

In response to Staff’s comment, the Company has revised the disclosure on page 7 of the Amended Information Statement to define the relevant entities affiliated with each of Vista Equity Partners Management, LLC and Onex Corporation that are filing persons providing the disclosure required by Schedule 13E-3.

3.

Please explain the meaning of the following defined terms and any other terms used in the information statement that have not been defined therein: Owned Company Shares (page 6), Excluded Shares (page 6), Net Working Capital (page 80), Taxes (page 98), TID (page 101), Law (page 105), and Required Financing Information (page 111).

Securities and Exchange Commission

August 19, 2024

Response

In response to Staff’s comment, the Company has revised the applicable disclosures on pages 6, 84, 102, 105, 109 and 115 of the Amended Information Statement to reference the location of applicable definitions or revert to generic terms as applicable.

4.

In circumstances where an issuer elects to incorporate by reference the information required by Item 1010(a) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. While we note that you have provided the book value per share of Class A Common Stock as of March 31, 2024 on page 128 of the information statement, please revise the information statement to include the remaining information required by Item 1010(c) of Regulation M-A.

Response

In response to Staff’s comment, the Company has revised the disclosure on page 132 of the Amended Information Statement to include summarized financial information under the heading “Selected Historical Consolidated Financial Data.”

5.

We note the following disclosure on page 4 of the Schedule 13E-3: “The information concerning PowerSchool contained in, or incorporated by reference into, this Transaction Statement and the Information Statement was supplied by PowerSchool. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Information Statement was supplied by such Filing Person. No Filing Person, including PowerSchool, is responsible for the accuracy of any information supplied by any other Filing Person.” This statement is inconsistent with the disclosures in this filing, including the required attestation that appears at the outset of the signature pages, and operates as an implied disclaimer of responsibility for the filing. Please revise or delete.

Response

In response to Staff’s comment, the Company has revised the disclosure on page 4 of the Amended 13E-3 to delete the last sentence of the relevant statement.

Securities and Exchange Commission

August 19, 2024

6.

We note the Tax Receivable Agreement Presentation by Ernst & Young LLP filed as Exhibit (c)(iv) to the Schedule 13E-3. Please revise the information statement to provide the disclosure required by Item 9 of Schedule 13E-3 and Item 1015(b) of Regulation M-A for this presentation.

Response

In response to Staff’s comment, the Company has revised the disclosure on page 74 of the Amended Information Statement to provide the disclosure required by Item 9 of Schedule 13E-3 and Item 1015(b) of Regulation M-A for the Tax Receivable Agreement Presentation by Ernst & Young LLP filed as Exhibit (c)(iv) to the Schedule 13E-3.

Recommendation of the Special Committee and the Board; Reasons for the Merger, page 45

7.

Item 1014(a) of Regulation M-A requires filing persons to state whether they believe that the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders. We note disclosure on page 45, and throughout the information statement, that the Board believes that the Rule 13e-3 transaction is fair to “PowerSchool and its stockholders.” Please revise the filing throughout to articulate whether the Board believes that the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders. Refer to similar language found in the third sentence of the first whole paragraph on page 75 of the information statement.

Response

In response to Staff’s comment, the Company has revised relevant disclosures throughout the Amended Information Statement, including on pages 5, 17, 18, 44 and 45, to articulate that the Board believes the Rule 13e-3 transaction is fair to unaffiliated security holders.

8.

The factors listed in Instruction 2 to Item 1014 of Regulation M-A and paragraphs (c), (d) and (e) of Item 1014 are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See paragraph (b) of Item 1014 of Regulation M-A and Questions 20 and 21 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to include the factors described in clauses (iii), (iv), and (v) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant to the fairness determination of the Board. In addition, if the procedural safeguard in Item 1014(e) was not considered, please explain why the Board believes that the Rule 13e-3 transaction is fair in the absence of such safeguard.

Securities and Exchange Commission

August 19, 2024

Response

In response to Staff’s comment, the Company has (a) supplemented the disclosure on page 55 of the Amended Information Statement to discuss the parties’ consideration of the factors listed in Instruction 2 to Item 1014 of Regulation M-A in consideration of the Rule 13e-3 transaction, and (b) revised the disclosure on page 51 of the Amended Information Statement to clarify that the Board considered the Special Committee’s recommendation to be an adequate safeguard to ensure procedural fairness of the Merger.

Opinion of Goldman Sachs & Co. LLC, page 56

9.

Under the subsection entitled ‘Additional Presentations by Goldman Sachs’ on page 64 of the information statement, please expand upon the summaries of the presentations made to the Board on March 5, 2024, April 17, 2024, and April 24, 2024 consistent with the requirements of Item 1015(b)(6) of Regulation M-A. While your disclosure indicates that information in such preliminary presentations is “substantially similar” to the June 6, 2024 presentation to the Board, please revise to summarize the material differences between the June 6, 2024 presentation and each of these preliminary presentations.

Response

In response to Staff’s comment, the Company has revised the disclosure on pages 64 and 65 of the Amended Information Statement to expand the summary of each of the referenced preliminary presentations.

Opinion of Centerview Partners LLC, page 64

10.

See comment 9 above. Under the subsection entitled ‘Other Presentations by Centerview’ on page 73 of the information statement, please revise the summaries of the presentations made to the Special Committee on May 6, 2024 and June 5, 2024 to summarize the material differences between the June 6, 2024 presentation to the Special Committee and each of these preliminary presentations.

Response

In response to Staff’s comment, the Company has revised the disclosure on pages 71 and 74 of the Amended Information Statement to expand the summary of each of the referenced preliminary presentations.

Securities and Exchange Commission

August 19, 2024

Position of Vista and Onex as to the Fairness of the Merger, page 74

11.

See comment 8 above. Please revise this section to include the factor described in clause (iv) of Instruction 2 to Item 1014 of Regulation M-A or explain why such factor was not deemed material or relevant to the fairness determination of Vista and Onex. Additionally, we note that Vista and Onex have expressly adopted the analyses and opinions of the Special Committee and the Board in reaching their fairness determination. However, it does not appear that such analyses include consideration of the procedural safeguard in Item 1014(e) of Regulation M-A. If the procedural safeguard in Item 1014(e) was not considered, please explain why Vista and Onex believe that the Rule 13e-3 transaction is fair in the absence of such safeguard.

Response

In response to Staff’s comment, the Company has (a) supplemented the disclosure on page 78 of the Amended Information Statement to discuss the parties’ consideration of the factor described in clause (iv) of Instruction 2 to Item 1014 of Regulation M-A in consideration of the Rule 13e-3 transaction, and (b) revised the disclosure on page 77 of the Amended Information Statement to clarify that the procedural safeguard in Item 1014(e) was considered in Vista and Onex’s fairness determination of the Rule 13e-3 transaction.

Certain Effects of the Merger, page 76

12.	Please provide the disclosure described in Instructions 2 and 3 to Item 1013 of Regulation M-A.

Response

In response to Staff’s comment, the Company has revised the disclosure on pages 81 and 82 of the Amended Information Statement to include the disclosure described in Instructions 2 and 3 to Item 1013 of Regulation M-A under the heading “Certain Effects of the Merger.”

Certain Company Financial Forecasts, page 79

13.

Disclosure on page 79 of the information statement indicates that “the forecasts reflect numerous variables, assumptions and estimates as to future events made by PowerSchool’s management . . .” Please revise to disclose such assumptions and quantify them where practicable.

Response

In response to Staff’s comment, the Company has revised the disclosure on page 83 of the Amended Information Statement to include reference to and discussion of the requested assumptions.

Securities and Exchange Commission

August 19, 2024

Financing, page 81

14.

We note your disclosure regarding the Debt Commitment Letter on page 81 of the information statement. Please expand upon this disclosure to include a summary of the Debt Commitment Letter, including any materials conditions, the collateral, and the stated and effective interest rates. See Item 10 of Schedule 13E-3 and Item 1007(b) and Item 1007(d)(1) of Regulation M-A.

Response

In response to Staff’s comment, the Company has revised the disclosure on pages 85 and 86 of the Amended Information Statement to provide a summary of the Debt Commitment Letter and discuss relevant conditions, collateral, stated and effective interest rates and other assumptions relevant to the Debt Commitment Letter.

Cautionary Statement Regarding Forward-Looking Statements, page 92

15.

We note the disclosure on page 92 that the information statement contains forward- looking statements, “which are subject to the ‘safe harbor’ created by those sections.” The safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question 117.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, dated January 26, 2009. Please amend the information statement to remove any reference to such safe harbor provisions. Please also refrain from referring to such safe harbor provisions in any future filings, press releases or other communications relating to this going private transaction.

Response

In response to Staff’s comment, the Company has revised the disclosure on page 96 of the Amended Information Statement to remove references to the relevant safe harbor provisions.

Securities and Exchange Commission

August 19, 2024

Important Information Regarding Vista and Onex, page 129

16.

Please revise your disclosure in this section to include the information required by Item 3 of Schedule 13E-3 and Item 1003(b) of Regulation M-A for each general partner of the limited partnerships listed and any other non-natural persons specified in General Instruction C to Schedule 13E-3. Please also revise your disclosure in this section to include the information required by Item 3 of Schedule 13E-3 and Item 1003(c) for each executive officer and director of Onex Partners Canadian GP Inc., Onex Partners IV GP Ltd., and Onex Corporation and for any other natural persons specified in General Instruction C to Schedule 13E-3.

Response

In response to Staff’s comment, the Company has revised (a) the disclosure on page 134 of the Amended Information Statement to include the information required by Item 3 of Schedule 13E-3 and Item 1003(b) of Regulation M-A for each general partner of the limited partnerships listed and other non-natural persons specified in General Instruction C to Schedule 13E-3 and (b) the disclosure on pages 134 to 137 of the Amended Information Statement to include the information required by Item 3 of Schedule 13E-3 and Item 1003(c) for each officer and director of filing persons organized as corporations.

Where You Can Find More Information, page 13

17.

The SEC no longer maintains a public reference room where filings can be inspected and copied by the public. Please revise the disclosure in the first paragraph of this section and related disclosure at the bottom of page 19 of the information statement accordingly.

Response

In response to Staff’s comment, the Company has revised the Amended Information Statement and the Amended Schedule 13E-3 to remove the referenced disclosures relating to the SEC’s public reference room.

18.

Note that neither Schedule 13E-3 nor Schedule 14C permits general “forward incorporation” of documents to be filed in the future. The information statement may only incorporate by reference in the manner and to the extent specifically permitted by the items of Schedule 14A. Otherwise, the information statement must be amended to specifically list any such future filings. Please revise. See General Instruction F of Schedule 13E-3, Item 1 of Schedule 14C, and Note D of Schedule 14A.

Securities and Exchange Commission

August 19, 2024

Response

In response to Staff’s comment, the Company has revised the disclosure on page 145 of the Amended Information Statement to remove the reference to general forward incorporation by reference.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-3373.

Sincerely,

/s/ Kevin Frank
Kevin Frank

cc:	Hardeep Gulati

Chief Executive Officer, PowerSchool Holdings, Inc.